NORSAT INTERNATIONAL INC. ANNOUNCES CLOSING OF SINCLAIR ACQUISITION

Vancouver, British Columbia – January 24, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has completed its acquisition of all the shares of Sinclair Technologies Holdings Inc., in a transaction valued at US$19.25 million. Under the agreement, Norsat paid US$4.75 million from cash, US$12.0 million in debt financing, and 4,028,932 common shares to the shareholders of Sinclair. Majority was paid upfront with a remaining portion being held in escrow and earned out over a period of two years, including the common shares.

Dr. Amiee Chan, President and CEO, Norsat International Inc. stated, “With this acquisition closed, we will begin to integrate Sinclair into Norsat and build upon our position as a leading provider of broadband communication solutions now with increased scale, a broader product portfolio and industry-leading offerings.”

The acquisition of Sinclair will bolster Norsat’s revenue base and is expect to be immediately accretive to earnings. Sinclair has experienced rapid growth in the past several years and its expected continued growth acted as a catalyst this transaction. Sinclair will help diversify Norsat into the commercial space and into the municipal government level. Like Norsat, Sinclair products are being used all over the world and many are located in the harshest of environments. Combining forces with Sinclair will create opportunities such as to cross sell customer bases, resell products using Norsat’s Microwave division, potentially have target design antennas for Norsat’s maritime and wireless divisions, and expose Sinclair’s products to Norsat’s relationships in Europe and the military markets.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. The forward-looking statements in this press release include statements regarding the benefits expected to be obtained by completing the acquisition. Factors that may cause results to vary from those anticipated include the risk that future results of Sinclair Holdings are not consistent with past results. Although Norsat. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, but such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Norsat’s management on the date the statements are made. Norsat undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.